December 16, 2024

VIA E-MAIL
Morrison C. Warren, Esq.
Chapman and Cutler LLP
320 South Canal Street
Chicago, Illinois 60606

       Re:     REX ETF Trust
               Initial Registration Statement on Form N-1A
               File Nos. 333-283221 and 811-24023

Dear Mr. Warren:

        On November 14, 2024, REX ETF Trust filed a registration statement on
Form
N-1A (the    Registration Statement   ) under the Securities Act of 1933, as
amended (the
   1933 Act   ) and the Investment Company Act of 1940, as amended (the    1940
Act   ) to
register shares of the REX COIN Covered Call ETF, REX MSTR Covered Call ETF,
REX NVDA Covered Call ETF and REX TSLA Covered Call ETF (each a    Fund    and
together, the    Funds   ). We have reviewed the filing and have the following
comments.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement. Unless otherwise specified, references to items and instruction numbers in this letter are to items and instructions in Form N-1A. References to rules are to the rules under the 1940 Act.

General

1. We note that the Registration Statement is missing information (e.g., information regarding service providers, trustees and management) and exhibits
       (e.g., seed financial statements of the Fund, bylaws and advisory contracts) and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits
       filed in any pre-effective amendment. Please plan accordingly.

2. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.
 3.     Please explain supplementally if a party other than a Fund   s sponsor
or one of its
       affiliates is providing the Fund   s initial (seed) capital. If yes,
please
       supplementally identify the party providing the seed capital and describe their relationship with the Fund.

4.     Please explain if the Registrant   s and Adviser   s Code of Ethics
address
       investments in ETFs that provide exposure to a single corporate issuer ( Single
       Name ETFs   ). If these investments are excluded from either of these
Codes,
       please advise whether the Codes will be amended to account for Single
Name
       ETFs, including Single Name ETFs that are not advised by the Adviser and/or the sub-adviser. If not, please advise how excluding Single Name ETFs from
       reporting requirements is consistent with the registrant   s obligations
to implement
       procedures reasonably designed to prevent violations of the federal securities laws.

REX COIN Covered Call ETF

Summary Prospectus

Fees and Expenses of the Fund, p. 1

5. Please provide a completed fee table and expense example for our review and comment. Supplementally, confirm there will be no fee waiver or expense limitation agreement in place.

Principal Investment Strategies, p. 2

6. The staff notes that the disclosure in this section states that the Fund intends to
       achieve exposure to the share price of COIN    through direct holdings
of COIN
       shares or by utilizing options contracts that provide exposure to the price return of
       COIN.    We also note that the Fund intends to invest at least 80% of its net assets
       in shares of COIN or derivative instruments that provide exposure to COIN. What percent of its assets does the Fund intend to invest directly in COIN shares?
       Please supplementally explain. In your response, please also explain how the
       Fund   s intended strategy and disclosures are and will be consistent with Rule 140
       under the 1933 Act.

7.     In the second paragraph:

       a.     Please clarify the disclosure to explain what combination of options the
              Fund intends to purchase and sell to create the desired exposure to COIN and how each type of option will be used to carry out the Fund
s strategy.
              For example, please describe the suite of options to be purchased/sold by
              the Fund, at what strike prices, and explain how the Fund   s
covered call
              strategy will create the desired exposure to the underlying issuer and generate income or losses for the Fund.



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       b. In the second sentence, please clarify what "utilizing options contracts that provide exposure to the price return of COIN" means. Is this a reference to purchased call options?

      c. Please briefly explain what a "covered call strategy" is in plain English.
             Please clarify if the Fund will implement a traditional covered call strategy where the Fund will sell a call option on an underlying security it owns or if the Fund intends to use a synthetic covered call strategy. If the Fund intends to use a synthetic covered call strategy, please describe this strategy in greater detail.

      d. Please clarify if the Fund intends to continuously maintain direct and indirect exposure to COIN (e.g., by holding COIN shares and through options contracts). What are the expected target maturities for the different option contracts that the Fund invests in? As the options contracts the
             Fund holds are exercised or expire, will it enter into new option contracts
             (e.g., engage in "rolling")? If so, please disclose that the rolling of options may result in high portfolio turnover.

      e.     Since the Fund   s primary investment objective is to produce
current
             income, please disclose how often the Fund will provide distribution payments to shareholders (e.g., monthly).

8. In the third paragraph, please clarify that options contracts must be exercised or traded to close within a specified time frame, or they expire.

9. In the fourth paragraph, the disclosure states that the Fund will hold short-term
      U.S. Treasury securities as collateral in connection with the Fund   s
use of options.

      a. Please disclose any target percentage or limit on the Fund's assets that will be invested, under normal circumstances, in COIN shares, cash and treasuries, and options, respectively.

      b. Please clarify whether the short-term U.S. Treasury Securities may also generate income in addition to serving as collateral.

      c. In the fifth paragraph, please clarify when, if at all, the Fund may take temporary defensive positions under any circumstances. The current disclosure only addresses periods of adverse market, economic, or other
             conditions.

10.   In the sixth paragraph:

      a. Please revise the statement that "any investment in the Fund is not an investment in COIN" to more appropriately reflect a Fund investor s



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               exposure to COIN, particularly since the second paragraph states that the
              Fund will "achieve exposure to the share price of COIN through direct holdings of COIN shares ...."

       b. Please confirm that the last sentence is accurate if the Fund directly holds
              COIN shares. Is it possible that the Fund   s income may include
dividends
              from shares of COIN that it holds directly?

       c.     Please add, if accurate, disclosure that states that the Fund   s
performance
              will differ from that of COIN   s stock price and that the
performance
              differences will depend on, among other things, the price of COIN, changes in the value of the COIN options contracts the Fund holds, and changes in the value of the U.S. Treasuries the Fund holds.

       Coinbase Global, Inc. p. 3

11. In the second paragraph under Coinbase Global, Inc., please confirm the file number associated with Coinbase Global, Inc., currently shown as 001-04321 is correct.

12.    Please briefly enhance and contextualize the disclosure related to
Coinbase   s
       business, by providing an explanation of blockchain technology and crypto assets.
       Please include the following disclosure with regard to public, permissionless blockchains:

       x      their general design and purpose;

       x      how they are developed, maintained, and governed;

       x      how they are accessed and used;

       x      the relationship between them and their native crypto assets; and

       x      the specific use cases and applications that they support or are designed to
              support.

Principal Risks, pp. 3-13

13. For clarity and to increase investor comprehension, please consider reorganizing
       (i) the presentation so that related risks are grouped together but separated under subheadings (e.g., ETF operational risks); and (ii) lengthy risk disclosure, such as
       Coinbase Global, Inc. Investing Risk, into one risk with multiple sub-risks.
       Additionally, we remind you that risks should appear in order of importance rather than alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.




 Page 4 of 8
 14.   Please consider moving the section entitled    Indirect Investment Risk
  to the
      beginning of the Principal Risk disclosure since this disclosure highlights the
      Fund's relationship with Coinbase Global, Inc. and the Coinbase Global,
Inc.
      Investing Risk appears first in the Principal Risk section.

15. Please add a risk related to price participation to clarify that investing in the Fund is not equivalent to investing in COIN, and that the Fund's investment strategy to sell call option contracts will limit participation in any gains in the share price of
      COIN while leaving the Fund fully exposed to any decreases in value experienced by COIN over the call period. Please also explain how the Fund's NAV will correlate on a day-to-day basis with the returns of COIN.

16.   Please add a risk related to the Fund   s investment exposure to a single
issuer (e.g.,
      the Fund may be more volatile than a traditional pooled investment which diversifies risk or the market generally, and the value of the Fund may be more
      volatile than a traditional pooled investment vehicle or the market as a whole).

17. Please add risk disclosure that briefly addresses or clarifies some of the common risks and challenges associated with public, permissionless blockchain technology, including the following:

      x      the integrity and viability of the consensus mechanism of the blockchain;

      x      the blockchain   s capacity to execute and settle transactions in
a timely and
             predictable manner (we note that public, permissionless
blockchains have
             been prone to periods of congestion and high transaction fees);

      x      the development, maintenance, and governance of the blockchain, which
             is generally open source and thus vulnerable to being    forked
(as defined
             below) by users and miners/validators;

      x      that a blockchain may be vulnerable to attacks to the extent that, in terms
             of a proof-of-work blockchain, a    miner    or group of    miners
   possesses
             more than 50% of the blockchain   s    hashing    power or that,
in terms of a
             proof-of-stake blockchain, there is concentration in the ownership and/or
             staking of the blockchain   s native crypto asset;

      x      that proposed changes to a blockchain   s protocol may not be
adopted by a
             sufficient number of users and validators or users and miners, respectively,
             which may result in competing blockchains with different native crypto
             assets and sets of participants (also known as a    fork   ) (in
this regard,
             consider providing brief examples of forks, e.g., the forks resulting in the
             Ethereum Classic blockchain and the Bitcoin Cash blockchain);

      x      that a blockchain   s protocol, including the code of any smart
contracts
             running on the blockchain, may contain flaws that can be exploited by



 Page 5 of 8
              attackers (in this regard, consider briefly discussing the exploitation of
             The DAO   s smart contract in June 2016, how it was addressed, and
its
             consequences for the Ethereum blockchain, including the resulting hard fork);

      x      that these blockchains have historically faced scalability challenges (as an
             example, explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the
             slowness of transaction processing and finality, variability of transaction
             fees, and volatility of Bitcoin   s price); and

      x      that the native crypto assets of these blockchains are bearer assets that can
             be irrevocably lost or stolen to the extent that the    private
keys    securing
             the assets are lost or stolen.

      Coinbase Global, Inc. Investing Risk, p. 4

18. Please briefly address COIN trading risks (e.g., COIN shares price volatility, particularly if a large portion of COIN may be traded by short sellers) and performance risks (e.g., if COIN fails to meet publicly announced guidelines or business expectations).

19. Please briefly disclose that the Commission has brought an enforcement action
      (SEC v. Coinbase, Inc., No. 1:23-cv-04738-KPF (S.D.N.Y. Mar. 27, 2024),
      alleging that Coinbase Global, Inc. provides, among other things, a trading platform that operates as an unregistered broker, unregistered exchange, and unregistered clearing agency; a prime brokerage service that operates as an unregistered broker; and a crypto asset staking program that constitutes the unregistered offer and sale of an investment contract, and thus a security.

      Crypto Asset Market and Volatility Risk, p. 8

20. Since blockchain technology and crypto-asset related risks apply to Coinbase, regardless of whether it has substantial holdings of crypto assets (for investment, in custody, or otherwise), please revise the disclosure in the first sentence accordingly.





Page 6 of 8
 Performance, p. 13

21. Supplementally, please identify the appropriate broad based securities market index against which the Fund will measure its performance.

REX MSTR Covered Call ETF

Principal Risks, pp. 16-26

       MicroStrategy Incorporated Investing Risks, p. 17

22. As noted above in comment 14, to assist with clarity and investor comprehension, please group together related risks and use subheadings. In this regard, please present Bitcoin Risks and Crypto Asset Market and Volatility Risk with MicroStrategy Incorporated Investing Risk since these additional risks relate
       specifically to the principal business of MSTR.

REX NVDA Covered Call ETF

Principal Investment Strategy, pp. 29-30

       NVIDIA Corporation, p. 30

23. In the second sentence of the first paragraph, please clarify what "professional visualization" entails.

Statutory Prospectus

Principal Risks, pp. 53-67

24. Please consider tailoring risk disclosure so that it does not merely repeat the disclosure in the summary prospectus. As noted above, for clarity and to assist with investor comprehension, please also consider reordering risks so that those relevant to each issuer are presented together (e.g., Tesla, Inc. and automobile industry risk) and so that significant risks precede alphabetical risks.

Statement of Additional Information

Financial Statements

25. Please explain to us whether the seed capital financial statements of the Fund will include a seed statement of operations. If no seed statement of operations will be included, please explain to us the basis for omitting such financial statement.


                             *       *      *       *       *



Page 7 of 8
         We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

                                                      Sincerely,

                                                      /s/ Jaea Hahn

                                                      Jaea Hahn
                                                      Senior Counsel


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Asen Parachkevov, Branch Chief
       Bernie Nolan, Senior Special Counsel
       Catalina Jaime, Accounting Branch Chief
       Tony Burak, Accounting Reviewer





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